?240.13d-102Schedule 13G?Information to be included in statements filed pursuant to
?240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to ?240.13d-2. Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
SCHULTZE SPECIAL PURPOSE ACQUISITION CORP.
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
80821R108
(CUSIP Number)
DECEMBER 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934
 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 80821R108
(1) Names of reporting persons
OMNI PARTNERS LLP
(2) Check
the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use
only

(4) Citizenship or place of organization:
7 AIR STREET, LONDON W1B 5AD,
UK
Number of shares beneficially owned by each reporting person with:

(5) Sole
voting power

(6) Shared voting power
1,100,000
(7) Sole dispositive power

(8) Shared
dispositive power

(9) Aggregate amount beneficially owned by each reporting person

1,100,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)


(11) Percent of class represented by amount in Row (9)
8.462%
(12) Type of
reporting person (see instructions)
IA
Page _ of _ Pages
Instructions for Cover Page:
(1) Names of Reporting Persons?Furnish the full legal name of each person for whom the report is filed?i.e., each person required to sign the schedule itself?
including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person.
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row
 2(a).
 If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b)
[unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3) The third row is for SEC internal use; please leave blank.
(4) Citizenship or Place of Organization?Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)-(9), (11) Aggregated Amount Beneficially Owned By Each Reporting Person, etc.?Rows
 (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth
 (one place after decimal point).
(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to
Rule 13d-4
 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
(12) Type of Reporting Person?Please classify each ?reporting person? according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment
Company
IV
Investment
 Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding
Company/Control Person
HC

Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN

Non-U.S.
Institution
FI
Other
OO
NOTES: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules
(Schedule 13D, 13G or TO) by appropriate cross references to an item or items on the cover page(s).
This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as ?filed? for purposes
of section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12). SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities Exchange Act of
1934 and the rules and
regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is mandatory.
 The
 information will be
 used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record.
Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the information, the Commission can use it for a variety of
purposes, including referral to other governmental authorities or securities self-regulatory
 organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.
Failure to disclose the information requested by this schedule may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.
Instructions. A. Statements filed pursuant to Rule 13d-1(b)
 containing the
information required
by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules
13d-1(b)(2) and
13d-2(c). Statements
 filed pursuant to Rule 13d-1(d) shall be filed within the time specified in Rules 13d-1(c),
 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule
13d-1(c) shall be
 filed not later than
 February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which is required to be filed by rules under section 13(f)
(15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule
may be incorporated by reference in response to any of the items of this schedule. If such
information is incorporated by reference in this schedule, copies of the relevant pages of
 such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be included but the text of the items
 is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items.
Answer every item.
If an item is inapplicable or the answer is in the negative, so state.
Item 1(a) Name of issuer:___
OMNI PARTNERS LLP
Item 1(b) Address of issuer's principal executive offices:____
7 AIR STREET, LONDON W1B 5AD, UK
2(a) Name of person filing:
OMNI PARTNERS LLP
2(b) Address or principal business office or, if none, residence:
7 AIR STREET, LONDON W1B 5AD, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:

Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) [] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
     (b) [] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c);
     (c) [] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
 78c);

     (d) [X] Investment company registered under section 8 of
the Investment
Company Act of 1940 (15 U.S.C 80a-8);
     (e) [] An investment adviser in accordance with ?240.13d-1
(b)(1)(ii)(E);
     (f) [] An employee benefit plan or endowment fund in
 accordance with
?240.13d-1(b)(1)(ii)(F);
     (g) [] A parent holding company or control person in
accordance with
?240.13d-1(b)(1)(ii)(G);
     (h) [] A savings associations as defined in Section
3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
     (i) [] A church plan that is excluded from the definition
 of an investment
company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [] A non-U.S. institution in accordance with
?240.13d-1(b)(1)(ii)(J);
     (k) [] Group, in accordance with ?240.13d-1(b)(1)(ii)(K).
 If filing as a
 non-U.S. institution in accordance with ?240.13d-1(b)(1)(ii)(J), please specify
 the type of institution: ____
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage
of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: _____1,100,000.
(b) Percent of class: _____8.462%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _____.
(ii) Shared power to vote or to direct the vote _____1,100,000.
(iii) Sole power to dispose or to direct the disposition
of _____.
(iv) Shared power to dispose or to direct the disposition
of _____.
Instruction. For computations regarding securities which
represent
a right to
acquire an underlying security see ?240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class. If this
statement
is being
filed to report the fact that as of the date hereof the
reporting
 person has
ceased to be the beneficial owner of more than 5 percent
 of the
 class of securities,
 check the following [].
Instruction. Dissolution of a group requires a response
to this item.
Item 6. Ownership of More than 5 Percent on Behalf of
Another Person.
If any
other person is known to have the right to receive or the
power to
 direct the
receipt of dividends from, or the proceeds from the sale
of, such
 securities,
a statement to that effect should be included in response
to this
 item and, if
such interest relates to more than 5 percent of the class,
 such
person should be
 identified. A listing of the shareholders of an investment
 company
registered
 under the Investment Company Act of 1940 or the
 beneficiaries of
employee benefit
 plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary
 Which
Acquired the
Security Being Reported on by the Parent Holding Company or
 Control
 Person. If a
parent holding company or control person has filed this
schedule
pursuant to Rule
 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach
 an exhibit
stating the
 identity and the Item 3 classification of the relevant
subsidiary.
 If a parent holding
 company or control person has filed this schedule pursuant
 to Rule
13d-1(c) or Rule
 13d-1(d), attach an exhibit stating the identification
of the
relevant subsidiary.
Not applicable
Item 8. Identification and Classification of Members of the
 Group
Not applicable
If a group has filed this schedule pursuant to ?240.13d-1
(b)(1)(ii)(J),
 so indicate
 under Item 3(j) and attach an exhibit stating the identity
and Item 3
classification
 of each member of the group. If a group has filed this schedule pursuant
 to Rule 13d-1(c)
or Rule 13d-1(d), attach an exhibit stating the identity of
 each member
of the group.
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group
may be furnished
as an exhibit stating the date of the dissolution and that all further
filings with respect
 to transactions in the security reported on will be filed,
 if required,
 by members of the
 group, in their individual capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall be included if the
 statement is
filed pursuant
 to ?240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief,
the securities
 referred to above were acquired and are held in the ordinary course of
 business and
were not acquired and are not held for the purpose of or
 with the effect
 of changing
or influencing the control of the issuer of the securities
 and were not
acquired and
are not held in connection with or as a participant in
any transaction
having that
purpose or effect, other than activities solely in
connection with a
nomination under
?240.14a-11.
(b) The following certification shall be included if the
statement is
 filed pursuant
to ?240.13d-1(b)(1)(ii)(J), or if the statement is filed
pursuant to
?240.13d-1(b)(1)
(ii)(K) and a member of the group is a non-U.S. institution
eligible
to file pursuant
 to ?240.13d-1(b)(1)(ii)(J):
By signing below I certify that, to the best of my knowledge and belief,
 the foreign
regulatory scheme applicable to [insert particular
category of
institutional investor]
is substantially comparable to the regulatory
 scheme applicable
 to the functionally
equivalent U.S. institution(s). I also undertake
 to furnish to the
 Commission staff,
 upon request, information that would otherwise
 be disclosed in a
Schedule 13D.
(c) The following certification shall be included
if the statement is
 filed pursuant to
 ?240.13d-1(c):
By signing below I certify that, to the best of my
knowledge and belief,
 the securities
referred to above were not acquired and are not held
 for the purpose of
or with the effect
 of changing or influencing the control of the issuer
 of the securities
and were not
 acquired and are not held in connection with or as a
 participant in any
 transaction
having that purpose or effect, other than activities
 solely in connection
with a
nomination under ?240.14a-11.
Signature. After reasonable inquiry and to the best
of my knowledge and
belief,
I certify that the information set forth in this
statement is true,
complete and correct.
Dated:__ FEBRUARY 13, 2019
_____.
Signature.
BEN SHANSON, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed by each person on
 whose behalf the
statement is
filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of
the filing person, evidence of the representative's authority to sign on behalf of such
 person shall be filed with the statement, Provided, however, That a power of attorney
for this purpose which is already on file with the
 Commission may be
incorporated by
reference. The name and any title of each person who
 signs the
statement shall be
typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
 13d-7 for
 other parties for whom
copies are to be sent.